[CITIBANK, N.A. LETTERHEAD]

June 4, 2010

U.S. Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attention:	Elliott Staffin, Esq. Division of International Corporate Finance Fax: (202) 772-9209

Re:	Nobao Renewable Energy Holdings Limited (the “Company”) Registration Statement on Form F-6 Securities and Exchange Commission Registration No. 333-166918

Dear Mr. Staffin:

On behalf of the legal entity to be created by the Deposit Agreement for the Company’s American Depositary Shares (“ADSs”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Citibank, N.A., in its capacity as future Depositary (the “Depositary”) for the ADSs hereby respectfully requests the withdrawal of its Registration Statement on Form F-6 (File No. 333-166918), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was initially publicly filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2010.  In light of general market conditions, the Company has determined not to conduct the offering of the securities to be represented by the ADSs.  The Depositary requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Depositary confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Depositary hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please fax a copy of the order to the Depositary’s legal counsel, Patterson Belknap Webb & Tyler LLP, at (212) 336-2346, Attention:  Herman H. Raspe, Esq.

The Depositary also hereby respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Depositary for future use.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Herman H. Raspe by phone at 212 336-2301 or by email at hhraspe@pbwt.com.

Very truly yours,

CITIBANK, N.A., as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

cc:  Herman H. Raspe, Esq (Patterson Belknap Webb & Tyler LLP)